Filed by American Axle & Manufacturing Holdings, Inc.
(Commission File No. 1-14303)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Metaldyne Performance Group Inc.
(Commission File No: 1-36774)

American Axle
November 17, 2016
10:45 AM EST
Speaker ID: BARC002_111616a_AmericanAxle

American Axle

November 17, 2016
10:45 AM EST

Brian Johnson:
We’re very pleased to have with us the leadership of American Axle, which as you know recently announced plans to purchase Metaldyne Performance Group.  The speakers today, I’ve got-- well, before the merger, just on a standalone basis, $3.9 billion revenue.  The close was $15.  We have a $17 price target.

Our speakers today are Dave Dauch, who’s the Chairman and CEO, as well as Chris May, the VP and CFO.  Also in the audience will be Jason Parsons and Pateli Sela (ph) from IR.  So Dave’s going to go through a short presentation, just to get everyone grounded on Axle, on the recent developments.  And then we really want a spirited Q&A in the audience.  I’m not going to be up in front throwing out questions.  Although I certainly have some if you guys are quiet.

If you have questions, email them to either Dan.Levy@barclays.com, or Steven.Hempel@barclays.com, if you don’t feel like raising your hand.  Or those of you on the webcast audience can email either of my two associates.  And we’ll read them into the record.  Thanks.

David Dauch:
Okay. All right, Brian.  Thank you.  Well, good morning, everyone.  It clearly has been a very exciting and busy time at American Axle Manufacturing.  And I’m honored.  It’s a pleasure to be here today with you to explain to you what we’ve been doing in regards to our own business, let alone what we’ve done with the recent announcement of our intent to acquire Metaldyne Performance Group.

So with me today, as Brian has said, is Chris May, our CFO.  Just a couple housekeeping things because of the sensitivity of everything that’s going on in our own business as well as with the acquisition, I just want to remind everyone of the matters discussed today.  It contains comments and forward-looking statements that are subject to the risks and uncertainties which cannot be predicted or quantified, and which may cause future activities and results from operations to differ materially from what we’re discussing here today.

At the same time, this discussion is not intended and does not constitute an offer to sell or to solicit an offer to subscribe to buy securities of either AAM or MPG.  The proposed acquisition of MPG will be addressed in a joint proxy statement and prospectus that will be filed with the SEC.  Investors should read this information in its entirety when it becomes available. So with that, I’d like to proceed forward with the presentation.

American Axle
November 17, 2016
10:45 AM EST
Speaker ID: BARC002_111616a_AmericanAxle

So let me just first touch briefly in regards to the activity going on at American Axle Manufacturing.  We just announced a very strong quarter in the third quarter here this year.  At the same time, we upped our guidance, which you see on the screen here.  In regards to the EBITDA, we upped to 15.25% to 15.5%.  And the free cash flow we moved up to the $160 million level.  And that $160 million number again, I will point out includes a $30 million payment to the Mexican authorities for some transfer price provisions.

So again, we’re on schedule for another record year of sales and profits for the organization.  So again, I’m very, very proud of our team, especially their performance in the third quarter with the other activities that we’ve had going on from a strategic standpoint; so, outstanding performance by the team.

The other thing that we updated everyone with on our call on November the 3rd, was where we are on the offset of the GM business for the full-size truck program moving forward.  As we indicated back in the July 2015 period of time, we expected to maintain about 75% of that business.  With our recent announcement in November this year, we now expect to maintain 65% of that business.  The great news is that we’ve offset 90% of the lost business that’s out there with some GM business, but predominantly non-GM business.  So we’re very pleased with that.

The other critical thing I want to point out to you is that as we’ve guided you along, the contribution margins on the full-size truck business is around the 30% level.  We’ve guided new and incremental business coming out would be in the range of the 20% to 25% level.  And I’m proud to say most of this new business has come out at the higher end of that range.  So again, we feel very, very confident of our ability to offset not only the sales, but obviously we’re focused very heavily in regards to what we need to do to address any of the margin degradation gap that will exist.

So those are really the two big things I wanted to cover first and foremost in respect to AAM.  I really want to move on to the real exciting news.  Because it’s a transformational deal for American Axle.  And as we said, we entered into a definitive agreement to acquire the Metaldyne Performance Group.  We announced that on November the 3rd.  We’re extremely, extremely excited about bringing these two very complementary businesses together, two very strong management teams together, and blend it together into an integrated organization and leadership team that I think can’t be rivaled in the industry.

But what it does for us is, as I said, it really transforms AAM into being an industry leader from a driveline-drivetrain, and now the big addition of the powertrain business, which Metaldyne, MPG, brings to the table.  It further diversifies us in a considerable way.  You all understand the concentricity that we’ve had with General Motors over the years.  Even with the improvements that we made, we’re still heavily dependent on them.  But this transaction, which I’ll cover as we go forward in the presentation, dramatically changes the customer concentricity and profile of our customer base, while at the same time expands our product portfolio and gives us some improvement in regards to geographic reach, but not to the level that we ultimately desire longer term.

What’s exciting about this is both businesses have a shared vision, a shared culture, and shared values.  We both are very focused on technology leadership and on operational excellence and quality and warranty performance, while also delivering sustainable financial returns and a solid financial profile.

American Axle
November 17, 2016
10:45 AM EST
Speaker ID: BARC002_111616a_AmericanAxle

From a technology standpoint, clearly we’ve been focused on-- both companies have been focused on the light-weighting and mass optimization activities.  As you all know, those that follow AAM closely, we’ve been heavily involved in regards to looking at fuel efficiency and hybridization and electrification.  And then the vehicle safety side is another big attribute of both organizations as we go forward here.

From a financial profile standpoint, again, increased size and scale that’s fantastic for us.  We’ll be generating on a combined basis when you look at approximately $7 billion in sales.  And when you factor in the synergies of $100 million to $120 million, we expect EBTIDA generation to be $1.2 billion or more, and $400 million of free cash flow or more.  So, very, very positive financial profile and credit profile moving forward.

And then the industrial logic speaks for itself.  When you look at the fit, there’s not much overlap between these organizations, although as I said, a shared value system and shared approach in regards to (inaudible).  The most important thing for all of is it’s all about creating that shareholder value, today as well as moving forward.

I’ve included a slide here on the transaction details.  I’m not going to go into all the details here.  Most of it is already publicly out there, and you’re aware of how we transacted the deal.  A couple things I just wanted to point out is the fact that this will be accretive to us in the first full year of ownership of the overall business.  At the same time, I mentioned the synergies that we expect to realize as part of this.  We do have all the financing in place.  And it’s also important to note that the combined business will have in excess of a billion dollars of liquidity to manage the overall business moving forward here.

Clearly some of the concerns of the investment community is the leverage situation at potentially a peak of a cycle.  We’ll talk more about that as we go forward here in the presentation.  And then on the closing side of things, from a governance standpoint, I couldn’t ask for a better partner to work with than George Thanopoulos in regards to we really had a good chemistry from the time-- we’ve known each other in the industry.  But we really spent a lot of time together in the last year here.  At the same time, we’ve had great involvement from their largest owner that being American Securities, which will become a significant investor in the overall business as we go forward.  And they’ll have three board seats on the board as we expand from an 8-seated Board at American Axle to 11, as we go forward.

Just to talk about the size and the scale of the business, this is based on 2015 audited financial results.  But you can see the gray box with the AAM logo in there, the $3.9 billion for AAM, 14.6% in EBITDA, and $189 million of free cash flow generation.  You can see what it is for MPG.  But you can see what the combined business is together, again, approximating $7 billion in sales, 16% from a pro forma standpoint on EBITDA, and about $300 million free cash flow.  That’s prior to any of the synergies that we would realize.  So again, as we go forward here, we’re clearly expecting approximately $7 billion in sales, $1.2 billion in EBITDA, and well over $400 million of free cash flow.

American Axle
November 17, 2016
10:45 AM EST
Speaker ID: BARC002_111616a_AmericanAxle

This is an important slide also, just to give you a clear understanding of the depth and breadth of the product portfolio that we’re going to have here.  When we look at a vehicle here, and then you look at American Axle’s content, we’re the driveline, the undercarriage supplier, what you see highlighted in red.  And you can see all the various components that we manufacture from a component standpoint, to a subsystem standpoint, to a full-vehicle, and an integrated system standpoint in the vehicle.

When you add in what MPG does, which is heavily weighted in the powertrain side of things, but complementary towards our driveline and drivetrain business, that’s the blue.  So you can see, when you look at the total vehicle, how this is so complementary from a product expansion standpoint that we’re very, very excited about the potential increases of content per vehicle.  When you look at it, we’ll touch 90% of the vehicles produced in North America, we’ll have some sort of product on.  And we’ll have product on all the top 10 platforms in North America as well.  So very, very exciting for the combined business going forward.

Also with respect to the product portfolio, it’s important to point out here, when you look at AAM’s 2015 sales, when you take the maroon box and add it with the red box, what you see axles and drive shafts; the maroon box just represents what the full-size truck program means to American Axle through General Motors.  So you can see about 49% of our business, our sales in 2015, were heavily related to one platform with one customer.  And then you can see the balance of our business.  87% of that was driveline, the balance being metal form and powertrain type business.

When you put the pro forma together, you can see the driveline business will still be the largest part of our business.  But instead of it being 87% of the business, it will be just a little bit less than half at 49% of the business.  But you’ll also see the dramatic change in the dependence on the full-size truck platform with General Motors, specifically dropping from 49% to the 28%.  And then you see the addition in the increase of the powertrain business, the casting business, and the expansion of the forged product business.  And not only are we serving in the automotive market, but MPG also serves the industrial and commercial market as well.  So we’re expanding the end markets that we’re serving on a global basis.  So we’re very, very pleased with what this does, not only from a customer profile standpoint, but also from a product standpoint as well.

Speaking of the customer side of things, again, talking from the base of 2015, GM represented about 66% of our sales.  Chrysler FCA was 20% of our sales.  When you look at the pro forma of 2015, GM at close would drop to 41%, Ford at 8%. FCA at 15%.  But when you factor in the backlog of new business of both organizations, you can see that GM concentricity will drop down to 32%.  Ford increases considerably because of the strong backlog of both organizations.  And then FCA levels out around that 15% level, and then you can see the other top-15 global OEMs where we have a penetration to.

And then the other section you see here about the 25% roughly that’s a lot of tiered business that we enjoy, but more importantly that MPG enjoys today with a wide and very diverse customer base, again helping us from an overall concentricity standpoint.  So again, one of the major objectives that we had was diversification.  You can see we’re getting that in the product side as well as on the customer side.

When you look at the synergies associated with this deal, we’ve guided $100 million to $120 million.  We’ve put them in three major buckets here, first and foremost being the overhead side.  The biggest area of reduction here that’s going to take place is the elimination of one of the two public companies that exist there.  Clearly we’ll look at how we optimize the operating structure going forward here.  So there will be some savings and synergies associated with that as well.

On the purchasing side of things, the combined entity is going to have tremendous buying power in the marketplace, both on the direct material side, as well as on the indirect material side.  And you can see the numbers that were associated with both the overhead side and the purchasing savings.

American Axle
November 17, 2016
10:45 AM EST
Speaker ID: BARC002_111616a_AmericanAxle

And then the other cost savings predominantly are going to come from running the operations differently and more improved and optimized.  And again, we’re targeting $10 million to $20 million in that area.  So when it’s all said and done, it’s that $100 million to $120 million range that we’ve identified.  And as we’ve clarified earlier as well, we expect our attainment to be 70% of the full run rate after the first year, and 100% by the end of the second year.  So a very aggressive plan, but very doable plan, and we’re excited about getting after this.

We can only do some planning right now until such time as we can have the deal close.  And just a friendly reminder to everybody that we have to operate as two standalone independent companies up until such time as the business closes.  However, we can do some planning to prepare ourselves, so in the event that the closing happens, we’re ready to go and get after it.  And we’re doing a lot of that work right now.

The other thing I want to highlight is the fact that we have identified that there is a cost associated with realizing some of these synergies, and approximately it’s equal to about 1 year of the synergies that we’ve identified here.  But there are offsets that we can get after on that as it relates to some of the CapEx avoidance, some of the tax cash strategies and benefits that are there, as well as improvements in working capital.  So we see a tremendous opportunity to create a cash-generating machine between the combined businesses as we move forward.

A couple things I just wanted to touch on was the marketplace, both from a SAAR standpoint and a production standpoint.  And what you can see in red here, from a SAAR  standpoint, is where AAM has guided the street and how we’ve kind of built up our financial budget and long-range product plans at the 17.25 level.  You can see where IHS is at 17.5, or 17 in 2018, and 17.4 for 2019.

But then look at the production.  You can see production between Autofacts and IHS is running in that 18 million unit all the way up to 19.2 million, depending on what source you’re looking at.  So, over the next several years, we’re going to continue to operate in a very strong environment.  Yes, it may be plateauing, but yes, it’s a very strong operating environment for us to work in.

The other thing I’ll highlight to you, this is the macro look at the industry here in North America.  The other thing you have look at is the mix and the concentricity that goes with that.  Last year, 55% to 59% of the business was passenger car, depending on how you want to cut it up and which report you’re looking at-- excuse me, was truck-related.  Now, you look at where it is today, truck is at 62%. Last month, it was at 63%.  And that’s because pick-up trucks and full-size SUVs have remained fairly strong, but what you’re really seeing is tremendous growth in the crossover vehicle segment, which is a sweet spot for American Axle.

So think about the sweet spot of pick-up trucks, full-size SUVs, and crossover vehicles, and to some extent, the luxury passenger car.  That’s right in the sweet spot of where American Axle operates today, and we will continue to do that going forward.  Plus then add in the expanded product portfolio, what Metaldyne brings to the table in regards to their powertrain technology, as it supports increasing transmission speeds, moving from four and six speed to eight, nine, and ten-speed type transmissions, downsizing of some of the engines from six cylinder to four cylinder.  That leads to a lot of activity for them, with engine balance and powertraining capabilities that they have.

American Axle
November 17, 2016
10:45 AM EST
Speaker ID: BARC002_111616a_AmericanAxle

So, we are hitting all the major trends associated with the marketplace right now, and will be well-suited, in a very strong operating environment for the next several years, which gives us a lot of confidence in regards to our ability to generate significant cash, and to service the debt load that we’re going to be taking on at close.

When you look at some of the financial targets, we felt it was important to give you a little bit of color and visibility as to what we’re looking for in the future.  We’re not here to give guidance on the 2017 through 2019 period of time.  But what we wanted to do is kind of give you some understanding of some target ranges that we’re expecting to realize.  You can see, from a sales standpoint, you know, a target range of 3% to 5% during that period of 2017 through 2019 period of time.  And that includes launching over $1 billion of combined backlog and new business between the two companies.

You can see the adjusted EBITDA growing to that 17% to 18% during that same period of time.  Now that does include that $100 million to $120 million of synergy attainment that I just covered with you earlier.  And then you can see the free cash flow generation, and that’s what really excites us, in regards to 5% to 7% of sales, as we go forward in that same time period.  And then CapEx, yes, there’s a little bit larger number in the 2017 period of time because of where they are with putting CapEx in to support their backlog, and where we are, putting our backlog in.

As you know, for AAM specifically, we’ve got a $375 million backlog in new business we’re launching next year, so a lot of that CapEx is going in this year, as well as next year, to support the 2017 and beyond period of time.  We do plan to throttle that down to approximately 6% or under by the 2019 period of time, and we’re confident that we can do that moving forward, and we’ve demonstrated that discipline at AAM over the last several years.  So we’re very confident that we can achieve that going forward as well.

Another very important slide here is, again, just trying to highlight to you, when you look at the total bars here, the total bars represent the EBITDA generation that we expect to generate.  We’re looking at 2016, growing to 2017, and then growing out to the 2019.  We expect expansion from an EBITDA performance standpoint, especially with the synergy attainment.  What you see in the blue bar is some of the cash requirements that are required from a CapEx standpoint, working capital, and other related matters.  And what you can essentially see here is we’re generating a significant amount of cash that we can service the requirements that are out there.  And then even if there was a downturn, clearly we wouldn’t just be sitting idle, we’d make the appropriate adjustments to manage the business going forward.

But it’s important to note that we position ourselves where, if there’s a downturn of 25% to 30%, we can be cash break-even in that period of time.  So, this is the discipline that we’ve not only taken from an operating standpoint, but also from a financial standpoint, to make sure that if there was a downturn-- which we’re not expecting at this point in time-- that we can still, you know, provide profitability as we go forward here in the overall business.  So a very powerful chart here for you guys to understand.

And then this is the leverage situation.  This is what has everybody up in arms right after we announced the deal on November the 3rd.  American Axle is going to be at 1.5 times EBITDA, net-debt-to-EBITDA at the end of the year.  Why are you levering up at this point in time, at the peak of the cycle?  Well, I just explained to you all the benefits associated with this compelling, transformational deal for us.  At the same time, a very strong operating environment in our eyes, especially with trucks and crossover vehicles expanding.  At close, we’ll be at 3.5 times.  That’ll be in the first half of 2017, which is when the deal is expected to close. But at the same time, by the end of 2017, we’ll have it at 3, and then about a half a turn each year thereafter.  So by the end of 2019, we should have it down to 2 times, is where we expect to be.

American Axle
November 17, 2016
10:45 AM EST
Speaker ID: BARC002_111616a_AmericanAxle

So again, because of the cash that’s going to be generated from this business, it will service the debt load quite rapidly, and we’ve demonstrated that discipline and ability to do that when you look back to where we were in 2009 period of time, when we were at 4.7 times levered at that point in time.  And today, we sit at 1.6, and by the end of the year, American Axle will be at 1.5.  So, we understand how to do it, we understand how to operate in good environments.  We also understand how to operate and flex in difficult environments, and we’re prepared to do that.  And we’ve also-- the other critical thing I’ll point out, is the majority of our cost structure is a variable cost structure, so we can move and we can act quickly if we need to do that.

A couple of other things I mentioned earlier, on the liquidity side, in excess of $1 billion from a pro forma standpoint, and the other thing is, we have a very favorable debt maturity profile, as well, with no major debt due until, you can see out there in that 2019 period of time and beyond.  So obviously a lot of that will get recapitalized and refinanced with the deal.  Chris can speak more to that, but we’re in a very healthy position and we’ve got the run rate to manage the business effectively going forward.

I’ve talked about the increased size and scale of the business, but really, it’s the financial profile that we get with that.  We get the diversification.  We get the size and scale.  We get the geographic footprint.  We get strong profit and free cash flow generation opportunities.  We get that extended debt maturity profile, but we’re really in a position, as I mentioned, to have strong top-line sales; industry-leading, when it comes to driveline, drive train, and powertrain leadership standpoint, but also very strong EBITDA generation and cash flow generation, to be rivaled in the business, and we’re very proud of what we’re going to be able to pull off here.

And then the last slide I had before we open it up to Q&A is just-- these are some of the other things that are benefitting us when we look at the industrial logic behind this, and I’ve already touched on.  There’s other CapEx avoidance opportunities that are there that we’ve contemplated in some of the things that we’ve covered with you.  There’s working capital improvement, as I mentioned to you.  There’s the balanced tax strategy that we can have some further discussion on.  And there’s also, you know, the vertical integration capability here, to be a powerful supplier on engines, on transmissions, and on axles or driveline systems, servicing the drive train, the driveline, and the power train system. So we’re going to have a very strong, very powerful global Tier-One supplier of components, modules, systems, and subsystems where required, to support a diverse customer base as we go forward.

So with that I’d like to thank you for your time and attention, and we’ll open it up to any Q&A that you might have.  Thank you.

Brian Johnson:	Questions from the audience? Any mail-in questions, Dan or Steve? All right, if you want to email, again, reminding you, I did say it earlier when Dan was out of the room; Dan.Levy@barclays.com.

You know, let me go in.  It’s not some-- it is and it isn’t around the merger.  But a question we’ve been asking all suppliers, can you talk about your US versus Mexican manufacturing exposure now?  Kind of what would happen, especially given you have a major customer in Mexico as well, in terms of if there were tariffs, how the discussions with you and your major customers would evolve, and then how does Metaldyne change that footprint?

American Axle
November 17, 2016
10:45 AM EST
Speaker ID: BARC002_111616a_AmericanAxle

David Dauch
OK, let me speak first to American Axle.  I mean, obviously we’re about a $4 billion in sales company, about $2 billion of that, so about half of our sales, come out of our Mexico facility.  Half of those sales are consumed within Mexico, with the OEMs that are there, for their vehicle production.  The balance of the other $1 billion is exported to ten different countries, the US being the largest.  So we clearly we would have some exposure in regards to any adjustments that may take place with respect to NAFTA.

You know, obviously, it’s too early for us to understand.  We’re not changing any of our thought processes or strategy at this point in time.  We have commitments to our customers that we’re going to honor and satisfy.  As we see policies changing, going forward in the future, we’ll adjust and react accordingly.  The one thing I will say with MPG, you know, coming into the next year, together we’ll have a combined global footprint of over 90 facilities with 25,000 employees, operating in 17 countries, so we’ll have a global footprint, including in the US that if we need to reload some plants, that we can reload some plants.  At the same time, Brian, to your comment, if we need to have certain discussions with the customers with respect to the impact on our business, then we’ll have those discussions with the customers.  But I think it’s a little premature to have those discussions at this point in time, so-- Chris, I don’t know if there was anything else you wanted to add on the Mexico plant?

Chris May:
No, and certainly, you know, at a NAFTA rate, your duties and tariffs are effectively near zero.  If they move to an MSN type of status, you know, the general thought it is around 2.5%.  Of course, this would need to play out, but if it’s in a range of that, that’s a manageable number for our company and for our customers, most likely.  But we would obviously have to see that play out.

Unidentified Participant:	Just looking at that, that slide you had up there, I’m assuming you’re using the 19 million baked into your assumption on the leverage - the car, the number of total vehicles, servable market?

Chris May:	So yeah, you’re talking about the SAAR assumption?

Unidentified Participant:
Yes.  I guess if things get a little bit lighter, like say we get a half a million vehicles less coming through in 2017-2018, what does your leverage look like, how do you guys-- you said maybe you can walk through how much.  You said a fair bit of variable costs.  Like, how does that all play out if you get less vehicles coming through?

David Dauch:
Well, the first thing we’ll do is, we’ll right-size our business to the new market demand, as it relates to some of the people cost.  At the same time, in the past, we’ve demonstrated if we needed to close facilities, we’ll look at closing facilities and consolidate facilities where it might make sense.  A large part of our cost structure is variable from a materials standpoint.  So we’ll obviously adjust those costs as well, with our supply base.  So those will be the initial things that we get after.  If it becomes more severe and over a longer period of time, then obviously we can take deeper and more drastic cuts if we need to do that, but we’ve demonstrated that in the past, if we needed to, so--

Chris May:
Yeah, I’d also add that you saw on the slide earlier, where we talked about our cash structure, we can accommodate a cash breakeven down to 25% to 30% decline in the industry, which would be arguably at the very higher end of a typical very steep peak-to-trough scenario.  So even in that scenario, we would still be generating cash flow and de-levering.  Obviously, the statistics on an EBITDA basis would be slightly different, but more critically is you’re generating cash at that point.

American Axle
November 17, 2016
10:45 AM EST
Speaker ID: BARC002_111616a_AmericanAxle

Unidentified Participant:
Just following up on that, you put out also that chart showing that synergies could somewhat beat the effect of a 25% downturn.  You know, again, with straight talk, I think the scenario investors are a bit nervous about it is what if the downturn hits in 2018, your mid-synergies, and you’re simultaneously having to manage integration, cost reduction for synergies, and downsizing?  Can you talk about, is that a scenario-- maybe it’s not your official forecast-- but that the management team is prepared for, and what you would do differently?

David Dauch:
Yeah, we’ve clearly gone through sensitivity analysis in regards to the financial profile, the operating environment that may be out there, and we’ve run those downturn scenarios.  So we’ve got game plans put into place that if those downturns were experienced, then we understand what we need to do to execute that.  I mean, clearly, obviously, you would have a leverage situation in one environment.  If that environment goes down, that leverage situation could potentially go up.  But we’re going to do everything we can to try to maintain at that level, or take it down further.  And then clearly on the synergy side of things, I’m looking to try to be very aggressive in regards to the synergies side, and even beat the number that’s out there, but our commitment is $100 million to $120 million.  Chris, anything else you--

Chris May:
Yes.  So keep in mind, you referred to 2018.  And by that time, we’re essentially getting to the 100% run rate of synergies, in place, and that is our operating plan today.  And our cost structure, it’s very critical to understand the highly variable cost structure that we have.  For example, American Axle, our core business today, almost 70% of our cost structure relates to materials.  It’s very variable for us.  And then put in that highly variable labor cost structure, we would accommodate the industry sizing in 2018, no different than if it was in 2019 or today.

Unidentified Participant:
Emailed in; a few questions just on synergies and margins.  Looks like synergies are 4% of MPG’s sales.  What’s typical in auto supplier transactions?  Then how much of the synergy value should we expect to show up in improved margins?  And then finally, given pricing pressures from OEMs, how much of the savings do you think gets passed through to customers?

David Dauch:
Well, I think when you look at deals like this, the synergies are typically in the range of 3% to 7%.  So, you know, I think we’re in line with that.  We’ve identified the pro forma in 2016, the EBITDA was at 16%.  We’re guiding, giving you some targets going forward that that number will grow to 17% to 18%.  And we’ve got long-term contracts in place with customers, as does MPG, with contractual commitments.  We’ll honor those commitments that are in place today.

And if we need to have discussions with them in regards to what-- they want something from us, then that conversation goes both ways.  And so we’re very confident that we can defend our profitability and our pricing going forward, of the combined entity, while at the same time offering our customers a value proposition.

Unidentified Participant:
Dave, just a quick question, in terms of vehicle electrification moving forward, and really pure battery electric vehicles, what’s your thought process on MPG’s powertrain portfolio and any potential impact on shifts to EVs over time?

American Axle
November 17, 2016
10:45 AM EST
Speaker ID: BARC002_111616a_AmericanAxle

David Dauch:
Well, I mean, we’ve really positioned AAM from PHEV and a BEV standpoint.  Yes, electrification is coming.  It’s not going to come as fast as everybody thinks it’s coming.  It’s truly going to be here by the 2022, 2025, 2030 period of time in different markets around the world.  It’s not going to displace the IC engine, the internal combustion engine, anytime soon.  So our portfolio of current product today, from an American Axle standpoint, plus the MPG portfolio, strongly, strongly supports what the trends are in the marketplace right now, which I think will be there for some time.

But there will definitely be an integration of electrification and autonomous vehicles, and more connectivity going forward.  We’re positioned there with our EAM initiatives, with electric axles, whether it’s in a PHEV state or a full battery electric type state.  You know, in the meantime, MPG is well-positioned to capitalize in regards to downsized engines and incremental transmissions speeds in according to accommodate full efficiency going forward.

Unidentified Participant:
And in terms of revenue synergies, you mentioned MPG obviously has, touches upon, 90%-plus footprint in the United States.  I guess, how do you think-- is there any other strategic revenue opportunities from a combination of MPG and Axle?

David Dauch:
Yeah, I mean we haven’t really contemplated a lot of the revenue synergies going forward here, but there are opportunities there to cross-sell where they’ll take us to their customer base and now we have an expanded product portfolio that we can share, we can take them to our customer base.  In some cases, we have an overlapping customer base, and we can share that expanded portfolio.  They’ve done it within their own business, with Metaldyne, the HHI, and Grede, where they’ve increased their sales because of cross-selling, based on the expanded portfolio.  We can do that same thing on a larger basis.

The side of things to look at is the vertical integration capabilities that are out there as well.  We’re a big consumer of powder metal, we’re a big consumer of castings.  We’re a big consumer of other products that MPG makes today.  They do supply us some today, but they don’t supply us everything today, so that’s an opportunity for us to look at.

Unidentified Participant:
OK, and then just a quick financial one for Chris, on free cash flow for 2017, looks like CapEx is stepping up for both  companies into 2017 here.  There’s going to be some restructuring outlays associated with the restructuring issues, obviously.  But in terms of the 5% to 7% free cash flow as a percent of sales through 2017-2019, we’re getting close to like a 3% range for 2017, including the restructuring outflows.  Is that adjusted for that cash outflow in 2017, or is that 5%, I’ll presume, at the low end for 2017, excluding that out flow?

Chris May:	The answer is yes. It is adjusted for the adjustments to implement our synergies. It’s an adjusted number, correct.

Unidentified Participant:
I have a question emailed in.  Maybe you can comment or not. The existing debt structure, particularly the senior debt of MPG, is there a change of control?  Do you refinance even if there isn’t, and just what are the MPG debtholders looking-- should they expect from this merger?

Chris May:
We have committed financing in place to finance the entire transaction.  We mentioned on our November 3rd call we would be refinancing the term loan, and as we work through between here and the close, we will evaluate our options with the MPG bonds, so we have some options available to us there.

American Axle
November 17, 2016
10:45 AM EST
Speaker ID: BARC002_111616a_AmericanAxle

Unidentified Participant:
Another question emailed.  Your stock was down, obviously, a fair amount on the deal announcement, concerns of leverage and such and what-not.  We can interpret the post-election environment in different ways.  Maybe it’s positive, perhaps some could view it as more dangerous, given changes in NAFTA. So, based on this, what types of discussions have you had with your shareholders and their confidence around the deal?

David Dauch:
Well, I mean, as you pointed out, our stock took a precipitous fall after the announcement of the deal here. It was largely because of the leverage situation that we were taking on at the peak of the cycle.  You know, it’s disappointing.  I haven’t had one discussion yet that nobody said that there isn’t a strong industrial logic or compelling logic to bring these two complementary businesses together.  So that’s not the issue.

The whole issue is leveraging up at the peak of a cycle.  I just showed you, I think the cycle is going to plateau, but it’s going to be a strong operating environment for several years, and we’re going to be in a position to generate a significant amount of cash to service this debt very quickly.  I don’t know how much-- it’s just a matter of how you interpret the market going forward.   I feel very strong about where the market is at this point in time.  I also like the mix of that market, which I highlighted earlier, in regards to trucks and SUVs and crossover vehicles are gaining market share, at the expense of the passenger cars, especially; small-size, mid-size, and even luxury passenger cars.  I mean what’s really growing is the crossover vehicle application, which is, again, right in our sweet spot, not only here in the US, but also into China, which is growing rapidly, and then also expanding into Europe.

Chris May:
But our dialogue that we’ve had since our announcement has been generally very positive with our shareholders.  It resonates very quickly, the industrial logic of this transaction.  The cash flow power resonates very quickly, as well as the revenue growth associated into some of the mega-trends of the industry has resonated very quickly when we talk to our shareholders in detail about this.

David Dauch:
Yeah, that’s why today is very important, the different investor meetings that we’re having, the other meetings that we’ve had, is just to educate people in regards to the confidence level that we have, where we see the marketplace, and the industrial logic behind it.  You can’t argue that, right?  So it’s just a matter of how you look at it.  Do you look at the glass half full or half empty, when it comes to the automotive market, especially here in North America?  And right now, we think it’s half full.

Brian Johnson:	OK, thank you.

David Dauch:	OK, thank you all.